Spectrum Signal Processing Inc.
Common Shares
84763F107
July 31, 2002


CUSIP 84763F107
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,666,000

6. 16,041

7. 1,666,000

8. 16,041

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Spectrum Signal Processing Inc.
(b) One Spectrum Court
    200, 2700 Production Way
    Burnaby, BC
    V5A 4X1
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 84763F107

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,666,000
    (ii) 16,041
    (iii) 1,666,000
    (iv)  16,041

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
August 9, 2002
Neal Nenadovic
Chief Financial Officer